EXHIBIT 12.3
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Nine months ended
		Year ended December 31,
	September 30, 2017	2016	2015	2014	2013	2012
Earnings:
Pretax income from continuing operations before income or loss
from equity investees, noncontrolling interests and preferred dividends	$372	$493	$558	$472	$481	$369
Add:
Combined fixed charges and preference security dividends for purpose
ratio (from below)	91	115	99	81	79	80
Amortization of capitalized interest(1)	—	—	—	—	—	—
Less:
Interest capitalized	1	1	1	1	1	1
Preference security dividend requirements(2)	1	2	2	2	2	2
Total earnings for purpose of ratio	$461	$605	$654	$550	$557	$446

Fixed charges:
Interest expensed and capitalized and amortization of premiums, discounts
and capitalized expenses related to indebtedness(1)	$88	$111	$96	$77	$76	$77
Estimate of interest within rental expense	2	2	1	2	1	1
Total fixed charges	$90	$113	$97	$79	$77	$78
Preference security dividend requirements(2)	1	2	2	2	2	2
Combined fixed charges and preference security dividends for purpose ratio	$91	$115	$99	$81	$79	$80

Ratio of earnings to fixed charges	5.12	5.35	6.74	6.96	7.23	5.72

Ratio of earnings to combined fixed charges and preference security dividends	5.07	5.26	6.61	6.79	7.05	5.58

(1)
In computing this ratio, our public utilities that follow FASB ASC Topic 980, Regulated Operations, do not add amortization of capitalized interest in determining Earnings or reduce Fixed Charges by allowance for funds used during construction.

(2)	In computing this ratio, “Preference security dividend requirements” represents the pretax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.